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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                                (Amendment No. 5)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                        87927W10
      (Title of class of securities)                            (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                October 13, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 7
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,891,656,682
      BENEFICIALLY                                                                                         (See Item 5)
        OWNED BY
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                     0
       REPORTING

      PERSON WITH           -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       54.96%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

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
CUSIP No.  87927W10                                               13D                                                   Page 3 of 7
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Olimpia S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                    See Item 5
      BENEFICIALLY
        OWNED BY
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                     0
       REPORTING

      PERSON WITH           -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               See Item 5

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                  This Amendment No. 5 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

                  A copy of the credit agreement, dated as of August 9, 2001, between Pirelli and BNP Paribas Succursale Italia (the "BNP Credit Agreement") referred to in Item 3 of Amendment No. 4 to the Statement on Schedule 13D is filed as Exhibit 18.

                  A copy of the credit agreement, dated as of August 23, 2001, between Pirelli and HSBC Bank plc (the "HSBC Credit Agreement") referred to in
Item 3 of Amendment No. 4 to the Statement on Schedule 13D is filed as Exhibit
19.



Item 4.  Purpose of Transaction
         ----------------------

                  At a meeting of the shareholders of Olivetti held on October 13, 2001, the following nominees of the Purchaser were elected to the Board of Directors of Olivetti: Gilberto Benetton, Enrico Bondi, Carlo Buora, Lorenzo Caprio, Giorgio Cirla, Pier Luigi Fabrizi, Cesare Geronzi, Gianni Mion, Pietro Modiano, Giampietro Nattino, Alberto Pirelli, Carlo Alessandro Puri Negi, Antonio Tesone, Dario Trevisian, Marco Tronchetti Provera and Alberto Varisco.

                  On October 13, 2001, following meetings of its shareholders and Board of Directors, Olivetti issued a press release announcing the authorization of a capital raising of an aggregate of euro 4,079,803,958 through a rights offering of Olivetti Shares and Olivetti convertible bonds ("Olivetti Convertible Bonds"). A copy of the Olivetti press release is filed as Exhibit
20. The Purchaser intends to participate in the Olivetti rights offering to the maximum extent of its eligibility by subscribing in equal proportions for Olivetti Shares and Olivetti Convertible Bonds.

                  Olivetti announced that the rights offering is not being made, and will not be made, directly or indirectly, in the United States and that the Olivetti Shares and Olivetti Convertible Bonds to be issued in the rights offering have not and will not be registered under the Securities Act of 1933 and may not be offered, sold or delivered, directly or indirectly, in the United States absent registration or an exemption from registration.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

                  (a) The information contained in Item 4 above concerning the Purchaser's intention to subscribe for Olivetti Shares and Olivetti Convertible Bonds pursuant to Olivetti's rights offering is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

                  18. Credit Agreement, dated as of August 9, 2001, between Pirelli and BNP Paribas Succursale Italia [English translation]

                  19. Credit Agreement, dated as of August 23, 2001, between Pirelli and HSBC Bank plc Credit Agreement, dated October 3, 2001, between the Purchaser and MPS [English translation]

                  20. Press Release, dated October 13, 2001, issued by Olivetti

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    October 22, 2001

                                 PIRELLI S.p.A.


                                 By: /s/ Anna Chiara Svelto
                                     ------------------------------------
                                     Name:  Anna Chiara Svelto
                                     Title: Attorney-in-fact





                                 OLIMPIA S.p.A.


                                 By: /s/ Luciano Gobbi
                                     ------------------------------------
                                     Name:  Luciano Gobbi
                                     Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------


                  18. Credit Agreement, dated as of August 9, 2001, between Pirelli and BNP Paribas Succursale Italia [English translation]

                  19. Credit Agreement, dated as of August 23, 2001, between Pirelli and HSBC Bank plc Credit Agreement, dated October 3, 2001, between the Purchaser and MPS [English translation]

                  20. Press Release, dated October 13, 2001, issued by Olivetti